February 2022 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 4Q/FY2021 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome 4Q/FY2021 Operating Results S.J. Cheng 4Q/FY2021 Financial Results Silvia Su Q1’22 Business Outlook S.J. Cheng Q&A

4Q/FY2021 Operating Results

Revenue: Q4’21: NT$6,791.4M (QoQ -5.2%, YoY +7.6%) 2021: NT$27,400.0M (YoY +19.1%) new annual revenue record Gross Margin: Q4’21: 26.0% (QoQ: -1.3ppts, YoY: +1.6ppts) 2021: 26.5% (YoY: +4.6ppts) Revenue & Gross Margin 5

Utilization Rate – Demand Absorbing New Capacity

Q4'21: 80%	Q4'21: 67%	Q4'21: 78%	Q4'21: 83%	Q4'21: 76%
Q3'21: 85%	Q3'21: 90%	Q3'21: 80%	Q3'21: 84%	Q3'21: 85%
Q4'20: 78%	Q4'20: 97%	Q4'20: 80%	Q4'20: 86%	Q4'20: 85%



Testing
Assembly
LCD Driver
Bumping
Overall
100%
90%
80%
70%
60%
50%
76%
79%
76%
79%
85%
86%
87%
85%
76%
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21

6

ChipMOS

Q4’21 Revenue Breakdown Product Segment Manufacturing Site

Revenue Breakdown - Memory 8 Q4’21: 40.0% (QoQ: -12.7%, YoY: +1.7%)

Revenue Breakdown - DDIC + Gold Bump 9 Q4’21: 49.5% (QoQ: +3.3%, YoY: +6.6%)

Revenue Breakdown - Application 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of Q4’21 Smart Mobile 33.5% TV 17% Computing 6% Auto/Industrial 17.5% Consumer 26% Smart phone Wearable UHD/4K TV 8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game Smart speaker DSC, STB TWS

4Q/FY2021 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note(1) : QoQ: Difference mainly due to an increase of the share of gain of associates accounted for using equity method of NT$190M and partially offset by the increase of loss on valuation of financial assets at fair value through profit or loss of NT$12M and the foreign exchange losses of NT$8M. YoY: Difference mainly due to an increase of the share of gain of associates accounted for using equity method of NT$439M, a lower foreign exchange losses of NT$150M and the interest expense of NT$5M.

Consolidated Statements of Comprehensive Income Note(1): Difference mainly due to an increase of the share of gain of associates accounted for using equity method of NT$773M, a lower foreign exchange losses of NT$266M and the interest expense of NT$41M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note(1): Difference mainly due to an increase of operating profit of NT$1,996M and depreciation expenses of NT$459M and partially offset by the increase of CapEx of NT$2,419M, income tax expense of NT$371M and cash dividend paid of NT$291M.

Capital Expenditures & Depreciation

- CapEX:
  - Q4'21: NT$2,685.3M; 2021: NT$6,552.7M
- Depreciation:
  - Q4'21: NT$1,154.8M; 2021: NT$4,634.1M



CapEX (MNTD)
Testing
Assembly
Bumping
LCD Driver
Depreciation
8,000
6,000
4,000
2,000
0
29.2%
55.6%
55.2%
62.9%
19.5%
51.9%
23.7%
42.0%
2016
2017
2018
2019
2020
2021



Bumping 4.6%
Testing 35.5%
LCD Driver 34.8%
Q4'21 CapEX 2,685.3 MNTD
Assembly 25.1%

17

ChipMOS

Q1’22 Business Outlook

Q1 typically impacted by seasonally shortened workday schedules Operational momentum and underlying demand trends remain healthy Memory: Demand firm and improving DRAM: Near-term upside from rush orders; Expecting growth against the trend Flash: Customers re-stocking inventory; Heathy demand momentum DDIC: Impacted by shortened workday schedules Strong OLED and automotive panel demand; Tightened high end test capacity Strategically extend test capacity and take or pay contract Market & Business Outlook

Q&A https://www.chipmos.com